UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 30, 2006                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2006

                      (UNAUDITED - PREPARED BY MANAGEMENT)

--------------------------------------------------------------------------------

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the three months ended August 31, 2006, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                    AUGUST 31,        MAY 31,
                                                       2006            2006
                                                         $               $
                                     ASSETS


CURRENT ASSETS

Cash                                                  3,401,164       3,657,676
Amounts receivable                                      302,911          80,022
Prepaid expenses and deposits                            11,250          12,825
                                                   ------------    ------------
                                                      3,715,325       3,750,523
PROPERTY, PLANT AND EQUIPMENT (Note 3)                2,815,703       1,183,993

OTHER ASSETS                                                  -          37,040
                                                   ------------    ------------
                                                      6,531,028       4,971,556
                                                   ============    ============

                                   LIABILITIES



CURRENT LIABILITIES
Accounts payable and accrued liabilities                120,048         214,447
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY



SHARE CAPITAL (Note 4)                               77,671,585      75,890,208

CONTRIBUTED SURPLUS (Note 6)                            617,284         608,284

DEFICIT                                             (71,877,889)    (71,741,383)
                                                   ------------    ------------
                                                      6,410,980       4,757,109
                                                   ------------    ------------
                                                      6,531,028       4,971,556
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)


APPROVED BY THE BOARD

/s/ DOUG GOOD     , Director
------------------
/s/ WILLIAM LEE   , Director
------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       2006            2005
                                                         $               $
EXPENSES

Accounting and administration                            17,645          14,250
Amortization                                              5,400             357
Corporate development                                     7,425               -
Investor relations                                       19,850           3,000
Legal                                                       103             950
Management fees                                          19,500           7,000
Office                                                    5,905           1,143
Professional fees                                        14,326           6,045
Regulatory                                                1,475           2,250
Rent                                                      2,400               -
Salaries and benefits                                     6,411               -
Shareholder costs                                         1,339           2,707
Stock-based compensation (Note 5)                         9,000               -
Transfer agent                                            3,436           4,475
Travel                                                    7,322             299
                                                   ------------    ------------
                                                        121,537          42,476
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (121,537)        (42,476)
                                                   ------------    ------------
OTHER ITEMS

Gain on sale of other assets                                  -          40,980
Interest income                                          24,270           3,191
Foreign exchange loss                                   (39,239)         (4,088)
                                                   ------------    ------------
                                                        (14,969)         40,083
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (136,506)         (2,393)

DEFICIT - BEGINNING OF PERIOD                       (71,741,383)    (71,000,128)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (71,877,889)    (71,002,521)
                                                   ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.01)         $(0.00)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       11,993,291       2,230,735
                                                   ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31,
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       2006            2005
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (136,506)         (2,393)
Adjustment for items not involving cash
     Amortization                                         5,400             357
     Gain on sale of other assets                             -         (40,980)
     Stock-based compensation                             9,000               -
                                                   ------------    ------------
                                                       (122,106)        (43,016)
(Increase) decrease in amounts receivable              (222,889)            289
Decrease in prepaid expenses and deposits                 1,575           1,669
Decrease in accounts payable and
     accrued liabilities                                (94,399)        (10,123)
                                                   ------------    ------------
                                                       (437,819)        (51,181)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,800,000               -
Share issue costs                                       (18,623)              -
                                                   ------------    ------------
                                                      1,781,377               -
                                                   ------------    ------------
INVESTING ACTIVITIES

Property, plant and equipment additions              (1,600,070)              -
Proceeds from sale of other assets                            -          47,280
                                                   ------------    ------------
                                                     (1,600,070)         47,280
                                                   ------------    ------------
DECREASE IN CASH FOR THE PERIOD                        (256,512)         (3,901)

CASH - BEGINNING OF PERIOD                            3,657,676         227,589
                                                   ------------    ------------
CASH - END OF PERIOD                                  3,401,164         223,688
                                                   ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is engaged in the acquisition, exploration and development of mineral interests in Mexico. The Company is currently constructing the cyanidation processing plant and related infrastructure at the Mina Real Property located in Nayarit State, Mexico. Completion of the facility is scheduled for late November 2006.

         The amount shown as mineral interests and deferred exploration represents net costs to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of these amounts and any additional amounts required to place these properties into commercial production are dependent upon certain factors. These factors include the existence of ore deposits sufficient for commercial production and the Company's ability to obtain the required additional financing necessary to develop its mineral properties.

         The Company is a pre-production stage company engaged in the acquisition, exploration, and development of mineral interests and, accordingly, does not have any revenues. As at August 31, 2006, the Company had working capital of $3,595,277. While the Company believes that it has sufficient financial resources to meet the balance of its current funding commitment for its 51% interest in the Mina Real Project, with the proposed acquisition of the remaining 49% interest, the Company will not have sufficient resources to accommodate the increase in this commitment, to complete construction of the mill facility and provide adequate working capital for start-up operations. In addition, exploration and development activities may change due to ongoing results and recommendations which may entail significant funding or exploration commitments. As a result, the Company will be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       PROPERTY, PLANT AND EQUIPMENT


                                                   --------------------------------------------    ------------
                                                                  AUGUST 31, 2006                  MAY 31, 2006
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED      NET BOOK        NET BOOK
                                                        COST       AMORTIZATION        VALUE           VALUE
                                                         $               $               $               $

         Motor vehicles                                  65,522           5,527          59,995          52,921
         Office equipment                                 4,356             237           4,119           2,420
         Capital works in progress                    1,487,579               -       1,487,579               -
         Mineral interests and deferred exploration   1,264,010               -       1,264,010       1,128,652
                                                   ------------    ------------    ------------    ------------
                                                      2,821,467           5,764       2,815,703       1,183,993
                                                   ============    ============    ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       PROPERTY, PLANT AND EQUIPMENT (continued)

         Capital  works  in  progress   consists   primarily  of  equipment  and
         infrastructure for the Company's Mina Real Project.

         In January 2006, the Company entered into an option agreement with, ALB Holdings Ltd. ("ALB") a private British Columbia company to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,400 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company can earn its interests, as follows:

         i) an initial 20% interest on funding the initial US $750,000 on exploration expenditures;
         ii) a further 20% interest on funding a further US $750,000 on exploration expenditures; and
         iii)a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

         As at August 31, 2006, the Company has funded the requisite US $1.5 million and made payments totalling US $150,000, earning an approximate 41.83% interest in the Mina Real Property. Subsequent to August 31, 2006, the Company and ALB entered into an agreement whereby the Company can acquire a 100% interest in the Mina Real Property, as described in
         Note 10(a).


4.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

                                                   ----------------------------    ----------------------------
         Issued:                                          AUGUST 31, 2006                  MAY 31, 2006
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                11,237,735      75,890,208       2,230,735      70,970,313
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
             Private placements                       2,000,000       1,800,000       6,000,000       3,220,000
             Exercise of warrants                             -               -       2,557,000       1,671,050
             Exercise of agent's option                       -               -         150,000          75,000
         Reallocation from contributed surplus
             relating to the exercise of agent's
             option and related warrants                      -               -               -         112,500
         For corporate finance fees                           -               -          50,000          30,500
         For mineral interests                                -               -         250,000         337,500
                                                   ------------    ------------    ------------    ------------
                                                      2,000,000       1,800,000       9,007,000       5,446,550
         Less:  share issue costs                             -         (18,623)              -        (526,655)
                                                   ------------    ------------    ------------    ------------
                                                      2,000,000       1,781,377       9,007,000       4,919,895
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      13,237,735      77,671,585      11,237,735      75,890,208
                                                   ============    ============    ============    ============

         (a) During the three months ended August 31, 2006 the Company completed a non-brokered private placement for 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit comprised of one common share and one transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.15 per share on or

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL (continued)

                  before July 28, 2007 and $1.30 per share on or before July 28, 2008. The warrants are subject to a forced conversion provision which comes into effect once the Company's common shares trade at 150% or more per share of the exercise price of the warrants for a period of 45 consecutive trading days. The Company incurred share issue costs of $18,623 relating to the private placement.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2006 and 2005 and the changes for the three months ending on those dates is as follows:

                                                   ----------------------------    -----------------------------
                                                               2006                            2005
                                                   ----------------------------    -----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                      EXERCISE                        EXERCISE
                                                       NUMBER          PRICE           NUMBER          PRICE
                                                                         $                               $

                  Balance, beginning of period        1,282,000          0.97           688,500         1.91
                  Issued                              2,000,000          1.15                 -          -
                                                   ------------                    ------------
                  Balance, end of period              3,282,000          1.08           688,500         1.91
                                                   ============                    ============

                  The following table summarizes information about the warrants outstanding and exercisable at August 31, 2006:

                   EXERCISE
                    PRICE                   NUMBER         EXPIRY DATE
                      $

                     2.00                   122,000        February 2, 2007
                     2.00                    37,500        February 7, 2007
                     2.00                    22,500        March 29, 2007
                     0.80                 1,100,000        May 3, 2008
                  1.15/1.30               2,000,000        July 28, 2007 / 2008
                                         ----------
                                          3,282,000
                                         ==========

         (c)      See also Note 10.


5.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the three months ended August 31, 2006 , the Company recorded compensation expense of $9,000 on stock options which vested during the period.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at August 31, 2006 and 2005 and the changes for the three months ending on those dates is as follows:

                                                   ----------------------------    ----------------------------
                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning and end of period           720,000         0.62            217,500         1.30
                                                   ============                    ============


         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2006:

               NUMBER            NUMBER         EXERCISE
            OUTSTANDING        EXERCISABLE        PRICE      EXPIRY DATE
                                                    $
                 22,000            22,000          0.50      January 4, 2007
                150,000            50,000          0.80      August 21, 2007
                198,000           198,000          0.50      November 10, 2008
                350,000           350,000          0.62      January 17, 2009
           ------------       -----------
                720,000           620,000
           ============       ===========

         See also Note 10(b).


6.       CONTRIBUTED SURPLUS

         The Company's contributed surplus as August 31, 2006 and 2005 and the changes for the three months ending on those dates is presented below:

                                                       2006            2005
                                                         $               $

         Balance, beginning of period                   608,284         286,125
         Stock-based compensation on stock
              options (Note 5)                            9,000               -
                                                   ------------    ------------
         Balance, end of period                         617,284         286,125
                                                   ============    ============


7.       RELATED PARTY TRANSACTIONS

         During the three months ended August 31, 2006, the Company incurred:

         i) a total of $34,996 (2005 - $21,250) for accounting and administration, management and professional fees by directors and officers of the Company; and

         ii) $15,000 for professional fees provided by a private company controlled by a director of the Company. This amount was capitalized to mineral interests.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       RELATED PARTY TRANSACTIONS (continued)

         As at August 31, 2006, $25,996 (2005 - $1,596) remained outstanding to companies related to directors of the Company, and has been included in accounts payable and accrued liabilities.


8.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Mexico and its corporate assets are located in Canada.

                                     ------------------------------------------
                                                   AUGUST 31, 2006
                                     ------------------------------------------
                                     IDENTIFIABLE                        NET
                                        ASSETS         REVENUES         LOSS
                                           $              $              $

         Mineral operations - Mexico    3,377,810              -         (3,462)
         Corporate - Canada             3,153,218         24,270       (133,044)
                                      -----------    -----------    -----------
                                        6,531,028         24,270       (136,506)
                                      ===========    ===========    ===========

                                     ------------------------------------------
                                                     MAY 31, 2006
                                     ------------------------------------------
                                     IDENTIFIABLE                        NET
                                        ASSETS         REVENUES         LOSS
                                           $              $              $
         Mineral operations - Mexico    1,337,075              -        (12,091)
         Corporate - Canada             3,634,481         36,566       (729,164)
                                      -----------    -----------    -----------
                                        4,971,556         36,566       (741,255)
                                      ===========    ===========    ===========


9.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2006, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2006, may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


10.      SUBSEQUENT EVENTS

         (a) Subsequent to August 31, 2006, the Company made a US $75,000 payment for a further 0.9166% interest in the Mina Real Property and provided funding for the construction of the plant.

                  On October 19, 2006, the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. In addition, the Company has agreed to acquire 100% of the outstanding capital of ALB in exchange for the issuance of 10,500,000 common shares of the Company. ALB's sole asset is its 49% equity interest in the Mina Real Property and the only liability of ALB is an underlying obligation of US $2 million and a 1% net smelter return royalty on the Mina Real Property. Closing of the agreement is subject to completion of formal documentation and receipt of TSXV approval.

         (b) On September 5, 2006, the Company granted 500,000 stock options to directors, consultants and employees at $0.90 per common shares to expire on or before September 5, 2011.

                                                                      SCHEDULE I

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        INTERIM CONSOLIDATED SCHEDULE OF
                   MINERAL PROPERTIES AND DEFERRED EXPLORATION





                                                   THREE MONTHS
                                                       ENDED        YEAR ENDED
                                                     AUGUST 31,       MAY 31,
                                                       2006            2006
                                                         $               $
BALANCE - BEGINNING OF PERIOD                         1,128,652               -
                                                   ------------    ------------
EXPLORATION COSTS DURING THE PERIOD
     Assays                                               3,087               -
     Camp costs                                               -          27,642
     Consulting                                               -         339,189
     Equipment rental                                         -           7,416
     Exploration office                                       -          44,843
     Fuel                                                     -           2,238
     Geological                                          15,000               -
     Repairs and maintenance                                  -           1,619
     Salaries                                                 -         156,928
     Supplies                                                 -          52,283
     Travel                                                   -           1,437
     Vehicles                                                 -           8,473
                                                   ------------    ------------
                                                         18,087         642,068
     Reclassification to capital works in progress      (63,330)              -
                                                   ------------    ------------
                                                        (45,243)        642,068
                                                   ------------    ------------
ACQUISITION COSTS
     Option payments and other                          180,601         149,084
     Issuance of common shares                                -         337,500
                                                   ------------    ------------
                                                        180,601         486,584
                                                   ------------    ------------
BALANCE - END OF PERIOD                               1,264,010       1,128,652
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2006



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 30, 2006 and should be read in conjunction with the interim consolidated financial statements and accompanying notes for the three months ended August 31, 2006 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is currently a junior mineral exploration company actively engaged in the acquisition, exploration and development of the Mina Real Property, comprising 3,400 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company is constructing a cyanidation processing plant with a start-up capacity of at least 200 tonnes/day, expected to be in operation in late November 2006.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

PROPERTY UPDATE

On January 8, 2006, the Company entered into an initial option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real gold/silver property comprising approximately 3,400 hectares located near Tepic, Nayarit, Mexico. Pursuant to the option agreement, the Company paid an initial payment of US $110,000 and issued 250,000 common shares to ALB entitling it to earn a 40% in the Mina Real Property upon payment of US$1.5 million towards the 2006 work program.

The Company has advanced the US $1.5 million under its 2006 Work Program commitment and earned the initial 40% interest in the Mina Real Property. On October 19, 2006, the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. The balance of the 49% interest in the Mina Real Property will be acquired though the issuance of 10,500,000 common shares in exchange for all of the outstanding shares of ALB. The sole asset of ALB is its 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico") and the only liability of ALB is an underlying obligation of US $2 million to an ex-partner and a 1% net smelter royalty obligation on its interest in the Mina Real Project.

In May 2006, the Company commenced Phase 1 of the 2006 Work Program. This was completed in August 2006. To date five different vein structures have been identified that outcrop for more than three kilometres within the Mina Real concessions. Development mining is currently taking place on three parallel vein structures known as Florida 1, 2 and 3 which had about 1,500 metres of drift development work completed prior to the commencement of the 2006 Work Program. This development area comprises an estimated average of about 250 metres of vein structure laterally and an estimated depth of over 250 metres. An intrusion has been identified north-west of the current Florida mine development followed by a continuous outcropping of the Florida vein system for about 1.1 kilometres more to the north-west.

The initial mine development plan for 2006 was to develop the Florida triple vein structure south-east of the intrusion on levels 1140, 1160, 1185 and 1210 which equates to an area averaging over 125 metres vertically and 225 metres laterally.

Phase 1 of the 2006 Work Program was to continue the excavation of Levels 1140, 1160 and 1185 of Florida 3 until the underground drift reached the projected intrusion that intersects the ore horizon on the NW portion of the mineralized structure. To date, the 2006 Work Program has resulted in the excavation of Levels 1185, 1160 and 1140 of Florida 3 in mineralized rock over a length of 457 metres as indicated by channel samples taken approximately every two metres. Independent assay results received on 290 metres of the 457 metres of channel samples have averaged 12.10 grams/tonne of gold and 232.25 grams/tonne of silver and a width of 1.09 metres. An additional 263 metres has been developed in waste rock to prepare for ventilation, ore transportation and to cross a fault bringing the total to 720 metres of development mining completed so far in 2006.

Assay results from Level 1185 channel samples produced an average grade of 16.6 grams/tonne of gold and 445 grams/tonne of silver and an average width of 1.08 metres over 80 of the 148 metres developed in mineralized rock. Level 1160, some 25 metres below, was excavated this year for a length of 223 metres in mineralized rock averaging 10.78 grams/tonne of gold and 137 grams/tonne of silver and 1.14 metres in width over the 140 metres independently assayed to date. Level 1140 located approximately 20 metres below Level 1160, has been excavated a total of 86 metres in mineralized rock with assay results received to date on 70 metres averaging 9.6 grams/tonne of gold and 179 grams/tonne of silver and 1.0 metre in width. Management is pleased with the fact that these channel assay results approximately 50% higher than the grade of the previously announced 2005 bulk sample of 4,400 tonnes which produced an average mill head grade of 8.3 grams/tonne of gold and 165 grams/tonne of silver. A further 90-100 metres of development mining will be initiated shortly on Level 1140 of Florida 3.

Phase 2 of the 2006 Work Program is underway and the plan is to duplicate the development work carried out in Levels 1185, 1160 and 1140 of Florida 3 into Florida 2 and 1. A short-hole underground diamond drill program will form part of the Phase 2 exploration development of Florida veins 1 and 2 due to the close proximity of these two parallel vein structures.

Completion of Phase 2 would allow the mine engineers to develop a mining strategy to feed the 200 tonne/day mill from this explored area of Florida 1, 2 and 3. As indicated in earlier reports this segment of the Florida vein system has been tested for continuity and grade at depth. In 2003, drill hole F2-03 intercepted the three Florida veins at about 50 metres below Level 1140. The average length of the drill intersections was 2 metres and the grades ranged from 0.52 - 12.73 grams/tonne of gold and 93.5 - 172 grams/tonne of silver. The host rock in this structure appears competent which should result in reasonable mine operating costs and efficient ore extraction.

On October 30, 2006, the Company announced that an additional 213 metres of development mining has produced results that are consistent with the significantly higher gold and silver grades previously reported over 290 meters. Ninety channel samples taken over 185 metres of development mining in Levels 215 and 140 averaged 13.3 grams/tonne of gold and 271 grams/tonne of silver and a width of 1.13 metres. In addition, ten channel samples taken over 28 metres of a raise that cuts vertically Level 215, 185 and 140 drifts averaged 13.4 grams/tonne of gold and 92 grams/tonne of silver and a width of 0.77 metres. Of additional importance is the consistency of the grade up to the confirmed intrusive to the NW and the indication that the grade increases with depth. When combined with the results of surface sampling to the NW of the intrusion, these results support management's contention that this high grade vein structure continues for a kilometer or more on the NW side of the intrusive.

Site preparation for a conventional cyanidation processing plant and related infrastructure is substantially completed and the extensive concrete pad system being constructed to accommodate the various components of the mill is completed. About 3.5 kilometres of new roadway including bridge workings have been constructed between the base camp and the mill site. Power is available to the site and the local power company is proceeding with an upgrade of the power lines to the mill site to accommodate power demands in excess of a 300 tonne/day milling operation.

Firm contracts for the purchase and delivery of key components of the mill have been placed with suppliers with deliveries in process. The plant is scheduled for completion by late November of 2006 and will have an initial start-up capacity of 200 tonnes/day and a design that can be easily upgraded to at least 300 tonnes/day.

Dr.  Alfredo  Parra,  the  President  of Mina Real  Mexico  S.A de C.V.,  is the
Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. Dr. Parra has reviewed the technical information contained herein. Channel samples reported were assayed by a combination of two certified and independent laboratories, ALS Chemex of North Vancouver, BC and SGS of Lakefield, Ontario. The Company has not conducted an independent feasibility study on the Mina Real Project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of management, an outside consultant and the project management in Mexico, who have extensive experience in similar size projects from the construction and operational perspective.

The Company's primary strategic objective is to bring the Mina Real Project to production status before the end of 2006. The Florida mine development plan is on target and the results to date, as indicated above, reinforces managements' view that sufficient mineralized feed is available to provide initial support for a 200 tonne/day mill. The material produced from the ongoing excavations is being stockpiled as initial mill feed and is estimated to reach about 6,000 tonnes by the commencement of milling operations. Tests will be carried out on this stockpile to determine if screening out some oversize material could increase the grade of the remaining mineralized mill feed. In addition, the channel samples from the drift development completed so far in 2006 indicate there could be some ability to selectively mine higher than average grade during the start-up months of the mill.

The longer term objective is to become a major "niche market" gold/silver producer. Management believes that this key property, when combined with its experienced Mexican based management team, has the potential to produce a long-term revenue stream which should set the stage for the development of a series of similar size mining and milling operations in the region.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                            ----------   -------------------------------------------------   ------------------------------------
                              FISCAL
                               2007                         FISCAL 2006                                   FISCAL 2005
                            ----------   -------------------------------------------------   ------------------------------------
THREE MONTH PERIODS ENDING    AUG 31       MAY 31       FEB 28       NOV 30       AUG 31        MAY 31      FEB 28       NOV 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (121,537)    (237,338)    (343,844)    (118,492)     (42,476)     (62,813)    (162,968)    (129,420)
Other items                    (14,969)     (22,415)         230      (17,003)      40,083     (718,338)      10,216      (20,034)
Net income (loss)             (136,506)    (259,753)    (343,614)    (135,495)      (2,393)    (781,151)    (152,752)    (149,454)
Basic and diluted
   income (loss) per share       (0.01)       (0.06)       (0.07)       (0.06)       (0.00)       (0.40)       (0.08)       (0.08)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              3,595,277    3,536,076    2,098,783      192,592      249,510      245,246      313,811      235,799
Total assets                 6,531,028    4,971,556    2,338,844      214,439      274,800      287,316    1,060,962      783,112
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


RESULTS OF OPERATIONS

During the three months ended August 31, 2006 (the "2006 period") the Company recorded a loss of $136,506 ($0.01 per share) compared to a loss of $2,393
($0.00 per share) for the three months ended August 31, 2005 (the "2005 period"), an increase in loss of $134,113. The increase in loss in the 2006 period compared to the 2005 period is primarily attributed to an increase in activities in the 2006 period.

General and administrative expenses of $121,537 were reported in the 2006 period, an increase of $79,061, from $42,476 in the 2005 period. Specific expenses of note during the 2006 period and 2005 period are as follows:

    - during the 2006 period, the Company incurred accounting, management and administrative fees of $17,645 (2005 - $14,250);

    - during the 2006 period, the Company incurred professional fees of $14,326 (2005 - $6,045) of which $9,496 was paid to senior executives and officers;
    - during the 2006 period, the Company paid $6,411 in salaries and benefits to the President's spouse and $19,500 in management fees to the President of the Company;
    - during the 2006 period the Company incurred corporate development expenses of $7,425 for ongoing market awareness and promotional campaign;
    - effective February 28, 2006, the Company entered into an agreement with Accent Marketing Limited to provide market awareness and investor relation activities in Europe. During the 2006 period, the Company incurred $19,850;
    - the Company recorded $9,000 for non-cash stock-based compensation on the vesting of stock options during the 2006 period, and
    - during the 2006 period, the Company incurred travel expenses of $7,322 for ongoing mine site visits to Mexico.

As the Company is in the pre-production stage, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2006 period, the Company reported interest income of $24,270 as compared to $3,191 the 2005 period. The increase is attributed to higher levels of cash held during the 2006 period.

During the 2006 period the Company incurred $18,087 on exploration activities, $180,601 for option payments, and $1,100,726 for site preparation and construction of the mill facility on the Mina Real Property. Exploration activities conducted in the 2006 period are described in "Exploration Projects" in this MD&A.

During the 2006 period, the Company completed a private placement for 2,000,000 million units at $0.90 per unit for gross proceeds of $1.8 million.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at August 31, 2006, the Company had working capital of $3,595,277. While the Company believes that it has sufficient financial resources to meet the balance of its current funding commitment for its 51% interest in the Mina Real Project, with the proposed acquisition of the remaining 49% interest, the Company will not have sufficient resources to accommodate the increase in this commitment, to complete construction of the mill facility and provide adequate working capital for start-up operations. In addition, exploration and development activities may change due to ongoing results and recommendations which may entail significant funding or exploration commitments. As a result, the Company will be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2006 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended August 31, 2006, the Company incurred:

     i) a total of $34,996 (2005 - $21,250) for accounting and administration, management and professional fees by directors and officers of the Company; and

     ii) $15,000 for professional fees provided by a private company controlled by a director of the Company. This amount was capitalized to mineral interests.

As at August 31, 2006, $25,996 (2005 - $1,596) remained outstanding to companies related to directors of the Company and has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective February 28, 2006, the Company entered into an agreement with Accent Marketing Limited ("Accent") to provide market awareness and investor relation activities in Europe. During the 2006 period, the Company paid $19,850. The Company has granted stock options to Accent to acquire 150,000 common shares at a price of $0.80 per common share, expiring on August 21, 2007. The options vest on a quarterly basis over an eighteen month period.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at October 30, 2006, there were 13,264,735 issued and outstanding common shares. In addition there were 1,220,000 stock options outstanding and exercisable at exercise prices ranging from $0.50 to $0.90 per share and 3,255,000 warrants outstanding, with exercise prices ranging from $0.80 to $2.00 per share.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chief Executive Officer of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending August 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  October 30, 2006


/s/ DOUGLAS GOOD
----------------------------------
Douglas Good,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chief Executive Officer of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending August 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  October 30, 2006


/s/ DOUGLAS GOOD
----------------------------------
Douglas Good,
Director & Chief Executive Officer